

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 22, 2017

Venkata S. Meenavalli
Chief Executive Officer and Director
Longfin Corp.
205 D Chubb Ave.
Lyndhurst, New Jersey 07071

> **Re: Longfin Corp.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed May 12, 2017**
> **File No. 024-10684**

Dear Mr. Meenavalli:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Corporate History and Organizational Structure, page 22

1.   You indicate that after both the consummation of the share swap and the offering, Stampede Capital Limited shareholders will have a 47.8% equity interest in Longfin. Please clarify this statement considering that the Stampede Capital Limited shareholding will be further diluted after the offering. In addition, please revise the diagram on page 24 which indicates that Stampede Capital Limited will continue to own 55% of Longfin upon the reorganization by way of the share swap.

Executive Officers and Directors, page 55

2.   Please clarify the statement on page 55 that Mr. Meenavalli currently owns Stampede Capital Limited.

Unaudited Pro Forma Condensed Combined Financial Statement, page 116

3.   In the fourth paragraph, please revise the statement in the second line that Stampede is identified as the accounting acquirer, consistent with the statement in the last line that Longfin is the accounting acquirer.

4.   Revise to include text-searchable financial statements. Also revise to include the pro forma statement of operations.

Exhibits, page 120

Addendum 1 to Share Swap Agreement

5.   The addendum to the share swap agreement was submitted as correspondence and is illegible in part. Please file this agreement as an exhibit to your next amended filing and not as correspondence. Ensure that the document is legible.

Legality Opinion

6.   The signature in the legality opinion is illegible and the date appears to be incorrect. Please correct these errors and file the revised legality opinion as an exhibit to your next amended filing.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Andy Altahawi
        Adamson Brothers